PROSPECTUS	Filed Pursuant to Rule 424(b)(3) Registration No.: 333-262319

Up to 71,070,996 Shares of Common Stock
Up to 8,566,666 Shares of Common Stock Issuable Upon Exercise of Warrants

Up to 233,333 Warrants to Purchase Common Stock

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This prospectus relates to the issuance by us of an aggregate of up to 8,566,666 shares of our common stock, $0.0001 par value per share (“Common Stock”), which consists of up to (i) 233,333 shares of Common Stock issuable upon the exercise of 700,000 warrants (the “Private Placement Warrants”) originally issued in a private placement in connection with the initial public offering of Athena Technology Acquisition Corp. (“Athena”) by the holders thereof and (ii) 8,333,333 shares of Common Stock issuable upon the exercise of 8,333,333 warrants (the “Public Warrants” and, together with the Private Placement Warrants, the “Warrants”) originally issued in the initial public offering of Athena by the holders thereof. We will receive the proceeds from the exercise of any Warrants for cash.

This prospectus also relates to the offer and sale from time to time by the selling securityholders named in this prospectus (the “Selling Securityholders”) of (i) up to 71,070,996 shares of Common Stock (including up to 1,726,243 shares of common stock issued pursuant to subscription agreements entered into on July 6, 2021 (the “PIPE Shares”) and up to 233,333 shares of Common Stock issuable upon the exercise of the Private Placement Warrants) and (ii) up to 233,333 whole Private Placement Warrants. We will not receive any proceeds from the sale of shares of Common Stock or Warrants by the Selling Securityholders pursuant to this prospectus. However, we will pay the expenses, other than underwriting discounts and commissions and expenses incurred by the Selling Securityholders, for brokerage, accounting, tax or legal services or any other expenses incurred by the Selling Securityholders in disposing of the securities associated with the sale of securities pursuant to this prospectus.

Our registration of the securities covered by this prospectus does not mean that the Selling Securityholders will offer or sell any of the shares of Common Stock or Warrants. The Selling Securityholders may offer, sell or distribute all or a portion of their shares of Common Stock or Warrants publicly or through private transactions at prevailing market prices or at negotiated prices. We will not receive any proceeds from the sale of shares of Common Stock or Warrants by the Selling Securityholders pursuant to this prospectus. We provide more information about how the Selling Securityholders may sell the shares of Common Stock or Warrants in the section entitled “Plan of Distribution.”

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and are subject to reduced public company reporting requirements. This prospectus complies with the requirements that apply to an issuer that is an emerging growth company.

Our Common Stock and Public Warrants are listed on The New York Stock Exchange (“NYSE”) under the symbols “HLGN” and “HLGN.W,” respectively. On April 5, 2023, the closing price of our Common Stock was $0.25 and the closing price for our Public Warrants was $0.05.

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See the section entitled “Risk Factors” beginning on page 4 of this prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 6, 2023.

You should rely only on the information provided in this prospectus, as well as the information incorporated by reference into this prospectus and any applicable prospectus supplement. Neither we nor the Selling Securityholders have authorized anyone to provide you with different information. Neither we nor the Selling Securityholders are making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date of the applicable document. Since the date of this prospectus and the documents incorporated by reference into this prospectus, our business, financial condition, results of operations and prospects may have changed.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission (the “SEC”) using the “shelf” registration process. Under this shelf registration process, the Selling Securityholders may, from time to time, sell the securities offered by them described in this prospectus. We will not receive any proceeds from the sale by such Selling Securityholders of the securities offered by them described in this prospectus. This prospectus also relates to the issuance by us of the shares of Common Stock issuable upon the exercise of any Warrants. We will not receive any proceeds from the sale of shares of Common Stock underlying the Warrants pursuant to this prospectus, except with respect to amounts received by us upon the exercise of the Warrants for cash.

Neither we nor the Selling Securityholders have authorized anyone to provide you with any information, or to make any representations other than those contained in this prospectus or any applicable prospectus supplement or any free writing prospectuses prepared by or on behalf of us or to which we have referred you. Neither we nor the Selling Securityholders take responsibility for, or provide any assurance as to the reliability of, any other information that others may give you. Neither we nor the Selling Securityholders will make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

We may also provide a prospectus supplement or post-effective amendment to the registration statement to add information to, or update or change information contained in, this prospectus. You should read both this prospectus and any applicable prospectus supplement or post-effective amendment to the registration statement together with the additional information to which we refer you in the sections of this prospectus entitled “Where You Can Find More Information.”

Unless the context indicates otherwise, references in this prospectus to the “Company,” “Heliogen,” “we,” “us,” “our” and similar terms refer to Heliogen, Inc. and its consolidated subsidiaries. References to “Athena” refer to our predecessor company prior to the consummation of the Business Combination.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein and any prospectus supplement delivered with this prospectus may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We have based these forward-looking statements on our current expectations and projections about future events. All statements, other than statements of present or historical fact included in this prospectus regarding our future financial performance, as well as our strategy, future operations, financial position, estimated revenues, and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of such terms or other similar expressions. These forward-looking statements are based on management’s current expectations, assumptions, hopes, beliefs, intentions and strategies regarding future events and are based on currently available information as to the outcome and timing of future events. We caution you that these forward-looking statements are subject to all of the risks and uncertainties, most of which are difficult to predict and many of which are beyond our control, incident to our business.

As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

•        our financial and business performance, including risk of uncertainty in our financial projections and business metrics and any underlying assumptions thereunder;

•        changes in our business and strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans;

•        our ability to execute our business model, including market acceptance of our planned products and services and achieving sufficient production volumes at acceptable quality levels and prices;

•        our ability to maintain listing on the New York Stock Exchange (“NYSE”);

•        changes in domestic and foreign business, market, financial, political, legal conditions and applicable laws and regulations;

•        our ability to grow market share in our existing markets or any new markets we may enter;

•        our ability to achieve and maintain profitability in the future;

•        our ability to access sources of capital to finance operations, growth and future capital requirements;

•        our ability to maintain and enhance our products and brand, and to attract and retain customers;

•        our ability to find new partners for product offerings;

•        the success of strategic relationships with third parties;

•        our ability to scale in a cost-effective manner;

•        developments and projections relating to our competitors and industry;

•        supply chain disruptions;

•        our ability to protect our intellectual property (“IP”);

•        the actions of stockholders and the related impact on the price of our common stock;

•        expectations regarding the time during which we will be an emerging growth company under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), as amended;

•        our ability to find and retain critical employee talent and key personnel;

•        our ability to successfully manage the transition process to a new Chief Executive Officer;

•        the possibility that we may be adversely impacted by other economic, business, and/or competitive factors;

•        future exchange and interest rates;

•        the outcome of any known and unknown litigation and regulatory proceedings; and

•        other risks and uncertainties, including those under the section titled “Risk Factors” in this prospectus, and other filings that have been made or will be made with the SEC by the Company.

The foregoing list of forward-looking statements is not exhaustive. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus or any documents incorporated by reference herein and any prospectus supplement, the events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements.

Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Additional cautionary statements or discussions of risks and uncertainties that could affect our results or the achievement of the expectations described in forward-looking statements may also be contained in any accompanying prospectus supplement.

Should one or more of the risks or uncertainties described in this prospectus, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in the section entitled “Risk Factors” and in our periodic filings with the SEC. Our SEC filings are available publicly on the SEC’s website at www.sec.gov.

You should read this prospectus completely and with the understanding that our actual future results, levels of activity and performance as well as other events and circumstances may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

PROSPECTUS SUMMARY

This summary highlights selected information appearing in this prospectus. Because it is a summary, it may not contain all of the information that may be important to you. To understand this offering fully, you should read this entire prospectus carefully, including the information set forth in the section entitled “Risk Factors” included elsewhere in this prospectus before making an investment decision.

The Company

Heliogen is a leader in next generation concentrated solar energy. We are developing a modular, artificial intelligence (“AI”)-enabled, concentrated solar energy plant that will use an array of mirrors to reflect sunlight and capture, concentrate, store and convert it into cost-effective energy on demand. Our product offering will deliver industrial process steam around the clock using thermal energy storage based on proven technology. This steam can also be used to produce green hydrogen when coupled with a solid oxide electrolyzer. Our next generation system will have the ability to cost-effectively generate and store thermal energy at very high temperatures, which enables cost effective production of electricity and higher temperature industrial process heat. The inclusion of a thermal energy storage system distinguishes our solution from clean energy provided by typical photovoltaic (“PV”) and wind installations which do not produce thermal energy and are only able to produce energy intermittently unless battery storage is added. The system will be configurable for several applications, including carbon-free industrial-grade heat and steam (for use in industrial processes), clean power (electricity), and generation of and green hydrogen, based on a customer’s needs.

We have developed innovations in the process of concentrating sunlight which we believe fundamentally improve the potential to efficiently and cost effectively collect and deliver energy to industrial processes. We believe we will be one of the first technology providers with the ability to deliver cost-effective renewable energy capable of replacing fossil fuels used in industrial processes that require high temperature heat and/or nearly 24/7 operation. In addition, we believe our disruptive, patented design and AI technology will address a fundamental problem confronted by many renewable sources of energy: intermittency. An intermittent power supply does not match the continuous power demand of industry and the grid. Without storage, wind and PV-based renewable energy generation may rapidly fluctuate between over-supply and under-supply based on resource availability. As the grid penetration of intermittent resources increases, these fluctuations may become increasingly extreme. We believe our technology will contribute to solving this problem. Our next generation solar plants will have the ability to store very high temperature energy in solid media. This energy will then be dispatchable, including during times without sunlight, to cost-effectively deliver near 24/7 carbon-free energy in the form of heat and steam, electric power or green hydrogen fuel.

The three use categories will be configured as follows, forming the backbone of three business lines:

HelioHeat — The production of heat or steam for use in industrial processes will be enabled by the baseline system.

HelioPower — With the baseline system as the foundation, the addition of a turbine generator system will then enable power generation.

HelioFuel — With the baseline system as the foundation, the addition of an electrolyzer system will enable hydrogen fuel production.

Our technological innovations will enable the delivery of our HelioHeat, HelioPower and HelioFuel solutions to customers. HelioHeat plants will produce carbon-free heat (e.g., process steam) to support industrial processes. HelioPower plants will deliver solar thermal energy to a heat engine to produce electrical power. HelioFuel plants will couple HelioHeat and HelioPower technology with an electrolyzer to produce green hydrogen fuel. All three solutions will be enabled by Heliogen’s proprietary heliostat design and AI technology, and will integrate thermal energy storage to enable operation nearly 24/7, overcoming the intermittency of other solar energy technologies.

For each of the three above solutions, we are offering multiple support models to customers looking to deploy Heliogen’s technology:

•        Contracting with owner-operators to build turnkey facilities that deploy Heliogen’s technology (Heliogen will contract with engineering, procurement and construction (“EPC”) partners for constructing the facility);

•        Selling heliostats (and associated software control systems) to owner-operators and/or EPC contractors;

•        Providing asset maintenance support services during operation, for completed facilities that use Heliogen’s technology; and

•        Providing project development support services to help customers advance readiness to break ground in advance of final investment decisions.

In the future, we will also be prepared to offer Heliogen’s IP through a licensing model to third parties interested in manufacturing and installing the hardware.

Corporate Information

Heliogen, Inc. (formerly known as Athena) was a blank check or “special purpose acquisition” company, incorporated as a Delaware corporation on December 8, 2020, and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Athena completed its initial public offering in March 2021. HelioMax Merger Sub, Inc., a Delaware corporation, was a wholly-owned subsidiary of Athena, formed by Athena on May 27, 2021 to consummate the Business Combination. On December 30, 2021, HelioMax Merger Sub merged with and into Heliogen Holdings, Inc. (formerly known as Heliogen, Inc.) whereupon the separate corporate existence of Merger Sub ceased with Heliogen Holdings, Inc. continuing as the surviving corporation and a subsidiary of Athena. On the Closing Date, and in connection with the Closing, Athena changed its name to Heliogen, Inc. The mailing address of our principal executive office is 130 West Union St., Pasadena, California 91103. Our telephone number is (626) 720-4530.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We are an “emerging growth company” as defined in the JOBS Act. We will remain an emerging growth company under the JOBS Act until the earliest of (a) the last day of our first fiscal year following the fifth anniversary of our initial public offering, (b) the last date of our fiscal year in which we have total annual gross revenue of at least $1.235 billion, (c) the date on which we are deemed to be a “large accelerated filer” under the rules of the SEC with at least $700 million of outstanding securities held by non-affiliates or (d) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the previous three years.

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures as long as the market value of our voting and non-voting common stock held by non-affiliates is less than $250 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100 million during the most recently completed fiscal year and the market value of our voting and non-voting common stock held by non-affiliates is less than $700 million measured on the last business day of our second fiscal quarter.

As a result, the information in this prospectus and that we provide to our investors in the future may be different than what you might receive from other public reporting companies.

THE OFFERING

Issuer	Heliogen, Inc. (f/k/a Athena Technology Acquisition Corp.).
Issuance of Common Stock
Shares of Common Stock Offered by us

8,566,666 shares of Common Stock, consisting of (i) 233,333 shares of Common Stock issuable upon the exercise of the Private Placement Warrants by the holders thereof and (ii) 8,333,333 shares of Common Stock issuable upon the exercise of 8,333,333 Public Warrants by the holders thereof.

Shares of Common Stock Outstanding Prior to Exercise of All Warrants	195,775,938 shares (as of March 23, 2023).
Shares of Common Stock Outstanding Assuming Exercise of All Warrants	204,342,604 shares (based on total shares outstanding as of March 23, 2023).
Exercise Price of Warrants	$11.50 per share, subject to adjustment as described herein.
Use of Proceeds

We will receive up to an aggregate of approximately $98.5 million from the exercise of the Warrants, assuming the exercise in full of all of the Warrants for cash. We expect to use the net proceeds from the exercise of the Warrants for general corporate purposes. See the section entitled “Use of Proceeds.”

Resale of Common Stock and Warrants
Shares of Common Stock Offered by the Selling Securityholders

We are registering the resale by the selling securityholders named in this prospectus, or their permitted transferees of an aggregate of 71,070,996 shares of Common Stock, comprising up to (i) 1,726,243 PIPE Shares, (ii) 1,006,826 Founder Shares (as defined below), (iii) 263,517 shares issued to Athena Technology Sponsor LLC (the “Sponsor”), (iv) 700,000 shares of common stock issued in a private placement to the Sponsor in connection with the initial public offering of Athena, (v) 233,333 shares of Common Stock issuable upon the exercise of the Private Placement Warrants) and (vi) 67,141,077 shares of common stock pursuant to that certain Registration Rights and Lock-Up Agreement, dated December 30, 2021, between us and the selling securityholders granting such holders registration rights with respect to such securities.

Warrants Offered by the Selling Securityholders	233,333 whole Private Placement Warrants.
Redemption	The Warrants are redeemable in certain circumstances. See the section entitled “Description of our Securities — Warrants” for further discussion.
Terms of the offering	The selling securityholders will determine when and how they will dispose of the securities registered for resale under this prospectus.
Use of Proceeds	We will not receive any proceeds from the sale of shares of Common Stock or Warrants by the Selling Securityholders.
Market for Common Stock and Warrants	Our Common Stock and Public Warrants are currently traded on NYSE under the symbols “HLGN” and “HLGN.W,” respectively.
Risk Factors

See the section entitled “Risk Factors” and other information included in this prospectus and the documents incorporated herein by reference for a discussion of factors you should consider before investing in our securities.

RISK FACTORS

Investing in our securities involves risks. Before you make a decision to buy our securities, in addition to the risks and uncertainties discussed above under “Cautionary Note Regarding Forward-Looking Statements,” you should carefully consider the specific risks set forth herein. If any of these risks actually occur, it may materially harm our business, financial condition, liquidity incorporated by reference to our most recent Annual Report on Form 10-K, any subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, and all other information contained or incorporated by reference into this prospectus, as updated by our subsequent filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the risk factors and other information contained in any applicable prospectus supplement before acquiring any of such securities. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may become material and adversely affect our business. The occurrence of any of these risks might cause you to lose all or part of your investment in the offered securities.

USE OF PROCEEDS

All of the shares of our Common Stock and Warrants offered by the Selling Securityholders pursuant to this prospectus will be sold by the Selling Securityholders for their respective accounts. We will not receive any of the proceeds from these sales.

We will receive up to an aggregate of approximately $98.5 million from the exercise of the Warrants, assuming the exercise in full of all of the Warrants for cash. We expect to use the net proceeds from the exercise of the Warrants for general corporate purposes. We will have broad discretion over the use of proceeds from the exercise of the Warrants. There is no assurance that the holders of the Warrants will elect to exercise any or all of such Warrants. To the extent that the Warrants are exercised on a “cashless basis,” the amount of cash we would receive from the exercise of the Warrants will decrease.

SELLING SECURITYHOLDERS

The Selling Securityholders acquired the Private Placement Warrants and shares of our Common Stock from us in private offerings pursuant to exemptions from registration under Section 4(a)(2) of the Securities Act in connection with a private placement concurrent with the IPO and in connection with the Business Combination. Pursuant to the Registration Rights Agreement, the Subscription Agreements and the Warrant Agreement, we agreed to file a registration statement with the SEC for the purposes of registering for resale (i) the Private Placement Warrants (and the shares of Common Stock issuable upon the exercise of the Private Placement Warrants) and (ii) the shares of our Common Stock issued to the Selling Securityholders. Our registration of the securities covered by this prospectus does not mean that the Selling Securityholders will in fact offer or sell any or all of the shares of Common Stock or Warrants. In addition, the Selling Securityholders may sell, transfer or otherwise dispose of, at any time and from time to time, the Common Stock or Warrants covered by this prospectus in transactions exemption from the requirements of the Securities Act after the date of this prospectus. The Selling Securityholders may offer, sell or distribute all or a portion of their shares of Common Stock or Warrants publicly or through private transactions at prevailing market prices or at negotiated prices.

Except as set forth in the footnotes below, the following table sets forth, based on written representations from the Selling Securityholders, certain information as of December 30, 2021 regarding the beneficial ownership of our Common Stock and Warrants by the Selling Securityholders and the shares of Common Stock and Warrants being offered by the Selling Securityholders. The applicable percentage ownership of Common Stock is based on the sum of 195,775,938 shares of Common Stock issued and outstanding as of March 23, 2023. Unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons and entities named in the table have sole voting and investment power with respect to their beneficially owned Common Stock.

Information with respect to shares of our Common Stock and the Private Placement Warrants owned beneficially after the offering assumes the sale of all of the shares of our Common Stock and the Private Placement Warrants offered and no other purchases or sales of shares of our Common Stock or Private Placement Warrants. The Selling Securityholders may offer and sell some, all or none of their shares of our Common Stock or Private Placement Warrants, as applicable.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the Selling Securityholders have sole voting and investment power with respect to all shares of Common Stock and Warrants that they beneficially own, subject to applicable community property laws. Except as otherwise described below, based on the information provided to us by the Selling Securityholders, no Selling Securityholder is a broker-dealer or an affiliate of a broker-dealer.

Except as set forth in the footnotes below, (i) the following table does not include up to 8,333,333 shares of Common Stock issuable upon the exercise of the Public Warrants and (ii) the address of each selling securityholder is 130 West Union St., Pasadena, California 91103.

Please see the section titled “Plan of Distribution” for further information regarding the stockholders’ method of distributing these shares.

Name of Selling Securityholder	Number of Shares of Common Stock Beneficially Owned	Warrants Beneficially Owned Prior to Offering	Number of Shares of Common Stock Being Offered	Number of Warrants Being Offered	Shares of Common Stock Beneficially Owned After the Offered Shares of Common Stock are Sold		Warrants Beneficially Owned After the Offered Warrants are Sold
					Number	Percent	Number	Percent
PIPE Investors
ArcelorMittal XCarb S.à.r.l.(1)	3,406,516	—	1,000,000	—	2,406,516	1.2%	—	—
Flying Point LLC(2)	200,000	—	200,000	—	—	—	—	—
Saba Capital Master Fund, Ltd (3)	126,243	—	126,243	—	—	—	—	—
University of Wyoming Foundation	100,000	—	100,000	—	—	—	—	—
Virya, LLC(4)	300,000	—	300,000	—	—	—	—	—

Holders of Registration Rights Pursuant to Registration Rights Agreement
Annette L. Nazareth	33,428	—	33,428	—	—	—	—	—
Bill Gross(5)	27,014,420	—	6,835,995	—	20,178,425	10.3%	—	—
Blue Monarch Investments LLC(6)	15,000	—	15,000	—			—	—
Brockington Hall, LLC(7)	15,000	—	15,000	—	—	—	—	—
Ciara Bunham	5,714	—	5,714	—	—	—	—	—
Cynosure Holdings LLC(8)	17,142	—	17,142	—	—	—	—	—
Deborah Chen	196,687	—	126,559	—	70,128	* %	—	—
Devon Pike	5,714	—	5,714	—	—	—	—	—
Grace Vandecruze	75,000	—	75,000	—	—	—	—	—
Idealab Holdings, LLC(9)	15,341,231	—	15,341,231	—	—	—	—	—
Idealab Studio, LLC(10)	16,175	—	16,175	—	—	—	—	—
Isabelle Freidheim	556,753	50,556	556,753	50,556	—	—	—	—
Jade Kennedy	15,000	—	15,000	—	—	—	—	—
Judith Rodin 2010 Grantor Retained Annuity Trust (Aetna)(11)	52,855	—	52,855	—	—	—	—	—
Julie Anne Cullivan	5,714	—	5,714	—	—	—	—	—
Karen Brooks	30,000	—	30,000	—	—	—	—	—
Kay Koplovitz	30,000	—	30,000	—	—	—	—	—
Minneola Ingersoll	1,143	—	1,143	—	—	—	—	—
Nant Capital, LLC(12)	24,646,323	—	24,646,323	—	—	—	—	—
NeoTribe Ventures I, L.P. for itself and as nominee for NeoTribe Associates I, L.P.(13)	3,278,214	—	3,278,214	—	—	—	—	—
Phoenix 2021 Holdings, LLC(14)	60,000	—	60,000	—	—	—	—	—
Phyllis Newhouse	4,065,457	112,777	—	112,777	4,065,457	2.1%	—	—
EVN 2022 GRAT(15)	246,483	—	246,483	—	—
Prime Movers Lab Fund I LP(16)	17,270,403	—	17,270,403	—	—	—	—	—
Project JB LLC(17)	30,714	—	30,714	—	—	—	—	—
SGLG Living Trust dated 12/11/12(18)	11,428	—	11,428	—	—	—	—	—
STB 2017 Holdings LLC(19)	511	—	511	—	—	—	—	—
The Kay Koplovitz 2018 Revocable Trust(20)	22,855	—	22,855	—	—	—	—	—
Valerie Mosley	22,855	—	22,855	—	—	—	—	—
The Gross Goodstein Living Trust, dated April 18, 2006	414,363	—	414,363
Parksea Investments Limited	79,671	—	79,671	—	—	—	—	—
McGovern Family Trust U/A 05/08/02(21)	45,356	—	45,356	—	—	—	—	—
Wes Ferrari	30,237	—	30,237	—	—	—	—	—
Prime Movers Lab Fund II LP(22)	6,917	—	6,917	—	—	—	—	—

____________

*        Represents less than 1%.

(1)      Consists of (i) 2,406,516 shares of common stock and (ii) 1,000,000 PIPE Shares.

(2)      John M. Bader has voting and/or investment control over the securities held by Flying Port LLC and thus may be deemed to beneficially own the shares.

(3)      Boaz Weinstein is the managing member of the general partner of the Saba Capital Master Fund, Ltd. (“Saba Capital”), investment manager and accordingly may be deemed to have voting and dispositive power with respect to shares held by Saba Capital. Mr. Boaz disclaims beneficial ownership of the securities reported herein for purposes of Section 16 of the Securities and Exchange Act of 1934, as amended, except as to such extent of such reporting person’s pecuniary interest in the securities. The business address of Saba Capital is c/o Saba Capital Management, LP, 405 Lexington Avenue, 58th Floor, New York, New York 10174.

(4)      Christopher John Anderson, as the managing member of Virya, LLC, has voting and/or investment control over the securities held by Virya, LLC.

(5)      Number of shares of common stock beneficially owned is based on holdings reflected on a Schedule 13D/A filed with the SEC on March 28, 2023. The number of shares offered hereby consists of (i) 1,589,488 shares of common stock and (ii) 4,815,969 shares issuable for vested and exercisable options at the Closing Date. The number of shares offered hereby also includes (i) 414,363 shares of common stock held by The Gross Goodstein Living Trust, dated April 18, 2006, of which Mr. Gross and his wife are co-trustees (“Gross Trust”) and (ii) 16,175 shares of common stock held by Idealab Studio. The Gross Trust owns a majority of the class of securities entitled to elect two directors to Idealab Studio’s board of managers. In addition, Mr. Gross is the chairman and chief executive officer of Idealab Studio. As a result of the foregoing, Mr. Gross may be deemed to beneficially own the securities held by Idealab Studio.

(6)      Cherita A. Amorae and Robert D. Winchester have voting and/or investment control over the securities held by Blue Monarch Investments LLC (“Blue Monarch”) and may be deemed to beneficially own the securities owned by Blue Monarch. The business address of Blue Monarch is c/o 755 E. Red House Branch Rd., St. Augustine, FL 32084.

(7)      Stacey Yvonne Abrams has sole voting and investment control over the securities held by Brockington and may be deemed to beneficially own the securities owned by Brockington. Ms. Abrams serves as a member of the Board of Directors of the Company.

(8)      Sandra Campos is the manager of Cynosure Holdings LLC (“Cynosure”) and has voting and/or investment control over the securities held by Cynosure.

(9)      Based on holdings reflected on a Schedule 13D/A filed with the SEC on March 28, 2023. The shares are held by Idealab Holdings, LLC (“Idealab Holdings”), a wholly-owned subsidiary of Idealab, a California corporation. Idealab is managed by a board of directors consisting of Bill Gross, Marcia Goodstein and Renee LaBran, and no single person has voting or dispositive authority over the securities reported herein. As such, Mr. Gross may be deemed to share beneficial ownership of the securities reported herein. Each of the foregoing persons disclaims any such beneficial ownership. The address for each of the entities and individuals listed in this footnote is 130 West Union Street, Pasadena, CA 91103.

(10)    Idealab Studio, LLC is managed by a board of directors consisting of Bill Gross, Allen Morgan and Howard Morgan. The Gross Trust, of which Mr. Gross and his wife are co-trustees, owns a majority of the class of securities entitled to elect two directors to Idealab Studio’s board of managers. In addition, Mr. Gross is the chairman and chief executive officer of Idealab Studio. As a result of the foregoing, Mr. Gross may be deemed to share voting and dispositive power and beneficially own the securities held by Idealab Studio. The address for each of the entities and individuals listed in this footnote is 130 West Union Street, Pasadena, CA 91103.

(11)    Alexander Niejelow is the trustee of the Judith Rodin 2010 Grantor Retained Annuity Trust (Aetna) (the “Rodin Trust”) and may be deemed to have the power to vote or dispose of the securities held by the Rodin Trust.

(12)    The shares are held by Nant Capital LLC (“Nant Capital”). California Capital Equity, LLC (“CalCap”) directly owns all of the equity interests of Nant Capital, LLC and CalCap may be deemed to have beneficial ownership of the shares held by Nant Capital. Dr. Patrick Soon-Shiong directly owns all of the equity interests of CalCap and has sole voting and dispositive power over the shares held by CalCap. The address of the principal business office of Nant Capital, LLC is 9922 Jefferson Blvd, Culver City, CA, 90232.

(13)    Represents holdings as of March 24, 2023, based on information provided by the selling securityholder. Krishna Swaroop Kolluri is the general partner NeoTribe Ventures I, L.P. for itself and as nominee for NeoTribe Associates I, L.P. and may be deemed to have beneficial ownership of the shares held by each of them. The address for each of the entities and individuals listed in this footnote is 2744 Sand Hill Road, Suite 150, Menlo Park CA 94025.

(14)    Grace Vandecruze has voting and/or investment control over the securities held by Phoenix 2021 Holdings, LLC (“Phoenix 2021”) and may be deemed to beneficially own the securities owned by Phoenix 2021.

(15)    The shares are held by a grantor retained annuity trust, the EVN 2022 GRAT fbo Ezekiel Newhouse, over which Phyllis Newhouse has sole voting and dispositive power.

(16)    Based on holdings reflected on a Schedule 13D filed with the SEC on February 13, 2023. Dakin Sloss is the managing member of Prime Movers Lab GP I LLC, which is the general partner of Prime Movers Lab Fund I LP. As manager of Prime Movers Lab Fund I LP, Mr. Sloss may be deemed to have shared voting and dispositive power over and may be deemed to have beneficial ownership of the shares held by Prime Movers Lab Fund I LP. The address for each of the entities and individuals listed in this footnote is PO Box 12829, Jackson, WY 83002.

(17)    Chenxi Wang has voting and/or investment control over the securities held by Project JB LLC (“Project JB”) and may be deemed to beneficially own the securities owned by Project JB.

(18)    Theresia Gouw is the trustee of SGLG 2012 Living Trust dated December 11, 2012 (the “SGLG Trust”) and may be deemed to have the power to vote or dispose of the securities held by the SGLG Trust.

(19)    Brent Brown is the operating manager of STB 2017 Holdings LLC (“STB Holdings”) and may be deemed to have the power to vote or dispose of the securities held by STB Holdings.

(20)    Kay Koplovitz is the trustee of The Kay Koplovitz 2018 Revocable Trust (the “Koplovitz Trust”) and may be deemed to have the power to vote or dispose of the securities held by the Koplovitz Trust.

(21)    Thomas P. McGovern Jr. is the trustee of the McGovern Family Trust U/A 05/08/02 (the “McGovern Trust”) and may be deemed to have the power to vote or dispose of the securities held by the McGovern Trust.

(22)    Dakin Sloss is the managing member of Prime Movers Lab GP II LLC, which is the general partner of Prime Movers Lab Fund II LP. As manager of Prime Movers Lab Fund II LP, Mr. Sloss may be deemed to have shared voting and dispositive power over and may be deemed to have beneficial ownership of the shares held by Prime Movers Lab Fund II LP. The address for each of the entities and individuals listed in this footnote is PO Box 12829, Jackson, WY 83002.

DESCRIPTION OF SECURITIES

The following description summarizes selected information regarding our Common Stock and Public Warrants, as well as relevant provisions of: (i) our Second Amended and Restated Certificate of Incorporation (“Certificate of Incorporation”); (ii) our amended and restated bylaws (“Bylaws”); and (iii) the General Corporation Law of the State of Delaware (the “DGCL”). The following summary is qualified in its entirety by, and should be read in conjunction with, the Certificate of Incorporation, the Bylaws, the Private Warrant-related documents, copies of which have been filed as exhibits to our Annual Report on Form 10-K, and the applicable provisions of the DGCL.

Authorized and Outstanding Stock

Our Certificate of Incorporation authorizes the issuance of 500,000,000 shares of Common Stock, $0.0001 par value per share and 10,000,000 shares of preferred stock, $0.0001 par value per share. The following description summarizes certain terms of our capital stock as set out more particularly in our Certificate of Incorporation. The rights, preferences and privileges of holders of our Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may issue in the future.

Common Stock

Voting Rights

Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, the holders of our Common Stock possess all voting power for the election of our directors and all other matters requiring stockholder act on. Holders of our Common Stock are entitled to one vote per share on matters to be voted on by stockholders.

Dividend Rights

Subject to preferences that may apply to any then-outstanding preferred stock, holders of our Common Stock are entitled to receive ratable dividends when, as and if declared by the board of directors (the “Board”) out of funds legally available therefor. We do not anticipate paying any cash dividends in the foreseeable future.

Liquidation Rights

In the event of our voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up, the holders of our Common Stock will be entitled to receive an equal amount per share of all of our assets of whatever kind available for distribution to stockholders, after the rights of the holders of any preferred stock have been satisfied.

Preemptive or Similar Rights

Holders of our Common Stock have no conversion, preemptive or other subscription rights and there will be no sinking fund or redemption provisions applicable to our Common Stock.

Election of Directors

Our Board is divided into three classes, Class I, Class II and Class III, with members of each class serving staggered three-year terms with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors.

Preferred Stock

Our Certificate of Incorporation authorizes 10,000,000 shares of preferred stock and provides that shares of preferred stock may be issued from time to time in one or more series. Our Board is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our Board is able to, without stockholder approval, issue shares of preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the Common Stock and could have anti-takeover effects. The ability of our

Board to issue shares of preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. We have no preferred shares outstanding at the date hereof. Although we do not currently intend to issue any shares of preferred stock, we cannot assure you that we will not do so in the future.

Warrants

Public Warrants

Each whole Public Warrant entitles the registered holder to purchase one share of Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, provided in each case that we have an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”) covering the shares of Common Stock issuable upon exercise of the Public Warrants and a current prospectus relating to them is available (or we permit holders to exercise their Public Warrants on a cashless basis under the circumstances specified in the warrant agreement) and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. Pursuant to the warrant agreement, a Public Warrants holder may exercise its Public Warrants only for a whole number of shares of Common Stock. The Public Warrants will expire five years after the closing of our business combination on December 30, 2021 (the “Closing”), at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any Common Stock pursuant to the exercise of a Public Warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Common Stock underlying the Public Warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No Public Warrant will be exercisable and we will not be obligated to issue a share of Common Stock upon exercise of a warrant unless the share of Common Stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the Public Warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Public Warrant, the holder of such Public Warrant will not be entitled to exercise such Public Warrant and such Public Warrant may have no value and expire worthless. In no event will we be required to net cash settle any Public Warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such Public Warrant will have paid the full purchase price for the unit solely for the share of Common Stock underlying such unit.

We have filed with the SEC a registration statement for the registration, under the Securities Act, of the Common Stock issuable upon exercise of the Public Warrants. We have agreed to use our best efforts to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the Public Warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the shares of Common Stock issuable upon exercise of the Public Warrants is not effective by the 60th business day after the Closing, warrant holders may, until such time as there is an effective registration statement and during any period when we will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if our Common Stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of the Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, and in the event we do not so elect, we will use our best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemption of Public Warrants

Redemption of Public Warrants for cash.    Once the Public Warrants become exercisable, we may call the Public Warrants for redemption for cash:

•        in whole and not in part;

•        at a price of $0.01 per Public Warrant;

•        upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•        if, and only if, the closing price of the Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing once the Public Warrants become exercisable and ending three business days before we send to the notice of redemption to the warrant holders.

If and when the Public Warrant become redeemable by us for cash, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the Public Warrants, each warrant holder is entitled to exercise his, her or its Public Warrant prior to the scheduled redemption date. However, the price of the Common Stock may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) as well as the $11.50 warrant exercise price after the redemption notice is issued.

Redemption of Public Warrants for common stock.    Commencing ninety days after the Public Warrant become exercisable, we may redeem the outstanding Public Warrants:

•        in whole and not in part;

•        at $0.10 per Public Warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders are able to exercise their Public Warrant prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” of our Common Stock except as otherwise described below;

•        if, and only if, the last reported sale price of our Common Stock equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) on the trading day prior to the date on which we send the notice of redemption to the warrant holders;

•        if, and only if, the private placement warrants are also concurrently exchanged at the same price (equal to a number of shares of Common Stock) as the outstanding Public Warrants, as described above; and

•        if, and only if, there is an effective registration statement covering the issuance of the shares of Common Stock issuable upon exercise of the Public Warrant and a current prospectus relating thereto available throughout the 30-day period after written notice of redemption is given.

The numbers in the table below represent the number of shares of Common Stock that a warrant holder will receive upon exercise in connection with a redemption by us pursuant to this redemption feature, based on the “fair market value” of our Common Stock on the corresponding redemption date (assuming holders elect to exercise their Public Warrants and such Public Warrants are not redeemed for $0.10 per warrant), determined based on the average of the last reported sales price for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Public Warrants, and the number of months that the corresponding redemption date precedes the expiration date of the Public Warrants, each as set forth in the table below.

The stock prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a Public Warrant is adjusted as set forth in the first three paragraphs under the heading “— Anti-dilution Adjustments” below. The adjusted stock prices in the column headings will equal the stock prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a Public Warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a Public Warrant as so adjusted. The number of shares in the table below shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a Public Warrant.

Redemption Date (period to expiration of warrants)	Fair Market Value of Common Stock
	≤$10.00	$11.00	$12.00	$13.00	$14.00	$15.00	$16.00	$17.00	≥$18.00
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.348	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361

The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of shares of Common Stock to be issued for each Public Warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365 or 366-day year, as applicable. For example, if the average last reported sale price of our Common Stock for the 10 trading days ending on the third trading date prior to the date on which the notice of redemption is sent to the holders of the Public Warrants is $11.00 per share, and at such time there are 57 months until the expiration of the Public Warrants, holders may choose to, in connection with this redemption feature, exercise their Public Warrants for 0.277 Common Stock for each whole Public Warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the average last reported sale price of our Common Stock for the 10 trading days ending on the third trading date prior to the date on which the notice of redemption is sent to the holders of the warrants is $13.50 per share, and at such time there are 38 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their Public Warrants for 0.298 Common Stock for each whole Public Warrant. In no event will the Public Warrant be exercisable in connection with this redemption feature for more than 0.361 shares of Common Stock per Public Warrant. Finally, as reflected in the table above, if the Public Warrant are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by us pursuant to this redemption feature, since they will not be exercisable for any shares of Common Stock.

This redemption feature differs from the typical warrant redemption features used in other blank check offerings, which typically only provide for a redemption of warrants for cash (other than the private placement warrants) when the trading price for the Common Stock exceeds $18.00 per share for a specified period of time.

This redemption feature is structured to allow for all of the outstanding Public Warrants to be redeemed when the Common Stock is trading at or above $10.00 per share, which may be at a time when the trading price of our Common Stock is below the exercise price of the Public Warrants. We have established this redemption feature to provide us with the flexibility to redeem the Public Warrants without the Public Warrants having to reach the $18.00 per share threshold set forth above under “— Redemption of Public Warrants for cash.” Holders choosing to exercise their Public Warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of shares for their Public Warrants based on an option pricing model with a fixed volatility input as of the date of this prospectus. This redemption right provides us with an additional mechanism by which to redeem all of the outstanding Public Warrants, and therefore have certainty as to our capital structure as the Public Warrants would no longer be outstanding and would have been exercised or redeemed and we will be required to pay the redemption price to warrant holders if we choose to exercise this redemption right and it will allow us to quickly proceed with a redemption of the Public Warrants if we determine it is in our best interest to do so. As such, we would redeem the Public Warrants in this manner when we believe it is in our best interest to update our capital structure to remove the Public Warrants and pay the redemption price to the warrant holders.

As stated above, we can redeem the Public Warrants when the Common Stock is trading at a price starting at $10.00, which is below the exercise price of $11.50, because it will provide certainty with respect to our capital structure and cash position while providing warrant holders with the opportunity to exercise their Public Warrants on a cashless basis for the applicable number of shares. If we choose to redeem the Public Warrants when the Common Stock is trading at a price below the exercise price of the Public Warrants, this could result in the warrant holders receiving fewer Common Stock than they would have received if they had chosen to wait to exercise their Public Warrants for Common Stock if and when such Common were trading at a price higher than the exercise price of $11.50.

No fractional shares of Common Stock will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of the number of Common Stock to be issued to the holder. If, at the time of redemption, the Public Warrants are exercisable for a security other than the shares of Common Stock pursuant to the warrant agreement, the Public Warrants may be exercised for such security.

Redemption procedures and cashless exercise. If we call the Public Warrants for redemption as described above under “— Redemption of Public Warrants for cash,” management will have the option to require any holder that wishes to exercise his, her or its Public Warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their Public Warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of Public Warrants that are outstanding and the dilutive effect on our stockholders of issuing the maximum number of shares of Common Stock issuable upon the exercise of our Public Warrants. If our management takes advantage of this option, all holders of Public Warrants would pay the exercise price by surrendering their Public Warrants for that number of shares of Common Stock equal to the lesser of (A) the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the Public Warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of the Public Warrants by (y) the fair market value and (B) 0.361 per Public Warrant. The “fair market value” shall mean the average last reported sale price of shares of the Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Public Warrants. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of Common Stock to be received upon exercise of the Public Warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. We believe this feature is an attractive option to us if we do not need the cash from the exercise of the Public Warrants.

A holder of a Public Warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such Public Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the shares of Common Stock outstanding immediately after giving effect to such exercise.

Anti-dilution Adjustments. If the number of outstanding shares of our Common Stock is increased by a stock dividend payable in shares of Common Stock to all or substantially all holders of Common Stock, or by a split-up of shares of Common Stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of Common Stock issuable on exercise of each Public Warrant will be increased in proportion to such increase in the outstanding shares of Common Stock. A rights offering to holders of shares of Common Stock entitling holders to purchase shares of Common Stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of Common Stock equal to the product of (i) the number of shares of Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Common Stock) multiplied by (ii) one (1) minus the quotient of (x) the price per share of Common Stock paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Common Stock, in determining the price payable for Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of Common Stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the shares of Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the Public Warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to all or substantially all holders of Common Stock on account of such shares of Common Stock (or other shares of our capital stock into which the Public Warrants are convertible), other than (a) as described above or (b) certain ordinary cash dividends, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Common Stock in respect of such event.

If the number of outstanding shares of Common Stock is decreased by a consolidation, combination, reverse share split or reclassification of Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of shares of Common Stock issuable on exercise of each Public Warrant will be decreased in proportion to such decrease in outstanding share of Common Stock.

Whenever the number of shares of Common Stock purchasable upon the exercise of the Public Warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Common Stock purchasable upon the exercise of the Public Warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of Common Stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of Common Stock (other than those described above or that solely affects the par value of such shares of Common Stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding shares of Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the Public Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Public Warrants and in lieu of our shares of Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Public Warrants would have received if such holder had exercised their Public Warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each Public Warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such consolidation or merger that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders (other than a tender, exchange or redemption offer made by the company in connection with redemption rights held by stockholders of the company as provided for in the Company’s Certificate of Incorporation or Bylaws or as a result of the redemption of Common Stock by the company if a proposed initial business combination is presented to the stockholders of the company for approval) under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group

(within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the outstanding Common Stock, the holder of a Public Warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a stockholder if such warrant holder had exercised the Public Warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the Common Stock held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustment (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the warrant agreement. Additionally, if less than 70% of the consideration receivable by the holders of Common Stock in such a transaction is payable in the form of Common Stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the Public Warrant properly exercises the Public Warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the per share consideration minus the Black-Scholes Warrant Value (as defined in the Warrant Agreement) of the Public Warrant.

The warrant agreement provides that the terms of the Public Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding Public Warrants to make any change that adversely affects the interests of the registered holders of Public Warrants.

The warrant holders do not have the rights or privileges of holders of Common Stock and any voting rights until they exercise their Public Warrant and receive shares of Common Stock. After the issuance of shares of Common Stock upon exercise of the Public Warrants, each holder is entitled to one vote for each share held of record on all matters to be voted on by stockholders.

The Public Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of Public Warrants being exercised.

No fractional shares will be issued upon exercise of the Public Warrants. If, upon exercise of the Public Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number the number of shares of Common Stock to be issued to the warrant holder.

Dividends

We have not paid any cash dividends on our Common Stock to date. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements, general financial condition, contractual restrictions and other factors that our Board may deem relevant and will be within the discretion of our Board at such time. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness that we or our subsidiaries incur. We do not anticipate declaring any cash dividends to holders of Common Stock in the foreseeable future.

Certain Anti-Takeover Provisions of Delaware Law and our Certificate of Incorporation and Bylaws

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

•        a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);

•        an affiliate of an interested stockholder; or

•        an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of more than 10% of our assets. However, the above provisions of Section 203 do not apply if:

•        our Board approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;

•        after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of Common Stock; or

•        on or subsequent to the date of the transaction, the business combination is approved by our Board and authorized at a meeting of our stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Our Certificate of Incorporation provides that our Board is classified into three classes of directors. As a result, in most circumstances, a person can gain control of our Board only by successfully engaging in a proxy contest at two or more annual meetings.

Our authorized but unissued Common Stock and preferred stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Common Stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Exclusive forum for certain lawsuits

Our Certificate of Incorporation requires that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (the “Court of Chancery”) shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee to us or our stockholders, (iii) any action asserting a claim against us, our directors, officers or employees arising pursuant to any provision of the DGCL or our Certificate Of Incorporation or Bylaws, or (iv) any action asserting a claim against us, our directors, officers or employees governed by the internal affairs doctrine and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel, except any action (A) as to which the Court of Chancery of the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or (C) for which the Court of Chancery does not have subject matter jurisdiction. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, a court may determine that this provision is unenforceable, and to the extent it is enforceable, the provision may have the effect of discouraging lawsuits against our directors and officers, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations promulgated thereunder.

Notwithstanding the foregoing, our Certificate Of Incorporation provides that the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

Additionally, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act against us or any of our directors, officers, other employees or agents. Section 22 of the Securities Act, however, created concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce these exclusive forum provisions, and the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings. While the Delaware courts have determined that such exclusive forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to these provisions; however, we note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Special meeting of stockholders

Our Bylaws provide that special meetings of our stockholders may be called only by a majority vote of our Board, by our Chief Executive Officer or by our Chairman, or the Board.

Advance notice requirements for stockholder proposals and director nominations

Our Bylaws provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder’s notice will need to be received by the company secretary at our principal executive offices not later than the close of business on the 90 day nor earlier than the opening of business on the 120 day prior to the anniversary date of the immediately preceding annual meeting of stockholders. Pursuant to Rule 14a-8 of the Exchange Act, proposals seeking inclusion in our annual proxy statement must comply with the notice periods contained therein. Our Bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

Action by written consent

Our Bylaws provide that special meetings of our stockholders may be called only by a majority vote of our Board, by our Chief Executive Officer or by our Chairman, or the Board.

Transfer Agent

The transfer agent for our securities is Continental Stock Transfer & Trust Company. The transfer agent’s address is One State Street Plaza, 30th Floor New York, New York 10004.

Listing of Securities

Our Common Stock and Public Warrants are currently traded on NYSE under the symbols “HLGN” and “HLGN.W”, respectively.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a summary of material U.S. federal income tax considerations generally applicable to the purchase, ownership and disposition of our Common Stock and the purchase, exercise, disposition and lapse of our Warrants. The Common Stock and the Warrants are collectively referred to herein as our securities. All prospective holders of our securities should consult their tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our securities.

This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating to the purchase, ownership and disposition of our securities. This summary is based upon current provisions of the Code, existing U.S. Treasury Regulations promulgated thereunder, published administrative pronouncements and rulings of the U.S. Internal Revenue Service, which we refer to as the IRS, and judicial decisions, all as in effect as of the date of this prospectus. These authorities are subject to change and differing interpretation, possibly with retroactive effect. Any change or differing interpretation could alter the tax consequences to holders described in this discussion. There can be no assurance that a court or the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling with respect to the U.S. federal income tax consequences to a holder of the purchase, ownership or disposition of our securities. We assume in this discussion that a holder holds our securities as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of that holder’s individual circumstances, nor does it address the special tax accounting rules under Section 451(b) of the Code, any alternative minimum, Medicare contribution, estate or gift tax consequences, or any aspects of U.S. state, local or non-U.S. taxes or any other U.S. federal tax laws. This discussion also does not address consequences relevant to holders subject to special tax rules, such as holders that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below), corporations that accumulate earnings to avoid U.S. federal income tax, tax-exempt organizations, governmental organizations, banks, financial institutions, investment funds, insurance companies, brokers, dealers or traders in securities, commodities or currencies, regulated investment companies or real estate investment trusts, persons that have a “functional currency” other than the U.S. dollar, tax- qualified retirement plans, holders who hold or receive our securities pursuant to the exercise of employee stock options or otherwise as compensation, holders holding our securities as part of a hedge, straddle or other risk reduction strategy, conversion transaction or other integrated investment, holders deemed to sell our securities under the constructive sale provisions of the Code, passive foreign investment companies, controlled foreign corporations, and certain former U.S. citizens or long-term residents.

In addition, this discussion does not address the tax treatment of partnerships (or entities or arrangements that are treated as partnerships for U.S. federal income tax purposes) or persons that hold our securities through such partnerships. If a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds our securities, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Such partners and partnerships should consult their tax advisors regarding the tax consequences of the purchase, ownership and disposition of our securities.

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of our securities (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia;

•        an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•        a trust if (a) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (b) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

For purposes of this discussion, a “non-U.S. Holder” is a beneficial owner of our securities that is neither a U.S. Holder nor a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes.

Tax Considerations Applicable to U.S. Holders

Taxation of Distributions

If we pay distributions or make constructive distributions (other than certain distributions of our stock or rights to acquire our stock) to U.S. Holders of shares of our Common Stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in our Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the Common Stock and will be treated as described under “U.S. Holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock” below.

Dividends we pay to a U.S. Holder that is a taxable corporation will generally qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. Holder will generally constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. If the holding period requirements are not satisfied, a corporation may not be able to qualify for the dividends received deduction and would have taxable income equal to the entire dividend amount, and non-corporate holders may be subject to tax on such dividend at ordinary income tax rates instead of the preferential rates that apply to qualified dividend income.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock

A U.S. Holder generally will recognize gain or loss on the sale, taxable exchange or other taxable disposition of our Common Stock. Any such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period for the Common Stock so disposed of exceeds one year. The amount of gain or loss recognized will generally be equal to the difference between (1) the sum of the amount of cash and the fair market value of any property received in such disposition and (2) the U.S. Holder’s adjusted tax basis in its Common Stock so disposed of. A U.S. Holder’s adjusted tax basis in its Common Stock will generally equal the U.S. Holder’s acquisition cost for such Common Stock (or, in the case of Common Stock received upon exercise of a Warrant, the U.S. Holder’s initial basis for such Common Stock, as discussed below), less any prior distributions treated as a return of capital. Long-term capital gains recognized by non-corporate U.S. Holders are generally eligible for reduced rates of tax. If the U.S. Holder’s holding period for the Common Stock so disposed of is one year or less, any gain on a sale or other taxable disposition of the shares would be subject to short-term capital gain treatment and would be taxed at ordinary income tax rates. The deductibility of capital losses is subject to limitations.

Exercise of a Warrant

Except as discussed below with respect to the cashless exercise of a Warrant, a U.S. Holder generally will not recognize taxable gain or loss upon the exercise of a Warrant for cash. The U.S. Holder’s initial tax basis in the share of our Common Stock received upon exercise of the Warrant will generally be an amount equal to the sum of the U.S. Holder’s acquisition cost of the Warrant and the exercise price of such Warrant. It is unclear whether a U.S. Holder’s holding period for the Common Stock received upon exercise of the Warrant would commence on the date of exercise of the Warrant or the day following the date of exercise of the Warrant; however, in either case the holding period will not include the period during which the U.S. Holder held the Warrants.

In certain circumstances, the Warrants may be exercised on a cashless basis. The U.S. federal income tax treatment of an exercise of a warrant on a cashless basis is not clear, and could differ from the consequences described above. It is possible that a cashless exercise could be a taxable event. U.S. holders are urged to consult their tax advisors as to the consequences of an exercise of a Warrant on a cashless basis, including with respect to their holding period and tax basis in the Common Stock received upon exercise of the Warrant.

Sale, Exchange, Redemption or Expiration of a Warrant

Upon a sale, exchange (other than by exercise), redemption, or expiration of a Warrant, a U.S. Holder will recognize taxable gain or loss in an amount equal to the difference between (1) the amount realized upon such disposition or expiration and (2) the U.S. Holder’s adjusted tax basis in the Warrant. A U.S. Holder’s adjusted tax basis in its Warrants will generally equal the U.S. Holder’s acquisition cost, increased by the amount of any constructive distributions included in income by such U.S. Holder (as described below under “U.S. Holders — Possible Constructive Distributions”). Such gain or loss generally will be treated as long-term capital gain or loss if the Warrant is held by the U.S. Holder for more than one year at the time of such disposition or expiration.

If a Warrant is allowed to lapse unexercised, a U.S. Holder will generally recognize a capital loss equal to such holder’s adjusted tax basis in the Warrant. Any such loss generally will be a capital loss and will be long-term capital loss if the Warrant is held for more than one year. Because the term of the Warrants is more than one year, a U.S. Holder’s capital loss from the expiration of an unexercised Warrant will be treated as a long-term capital loss. The deductibility of capital losses is subject to certain limitations.

Possible Constructive Distributions

The terms of each Warrant provide for an adjustment to the number of shares of Common Stock for which the Warrant may be exercised or to the exercise price of the Warrant in certain events, as discussed in the section entitled “Description of our Securities — Warrants — Public Warrants.” An adjustment which has the effect of preventing dilution generally should not be a taxable event. Nevertheless, a U.S. Holder of Warrants would be treated as receiving a constructive distribution from us if, for example, the adjustment increases the holder’s proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of shares of Common Stock that would be obtained upon exercise or an adjustment to the exercise price of the Warrant) as a result of a distribution of cash to the holders of shares of our Common Stock which is taxable to such holders as a distribution. Such constructive distribution would be subject to tax as described above under “U.S. Holders — Taxation of Distributions” in the same manner as if such U.S. Holder received a cash distribution from us on Common Stock equal to the fair market value of such increased interest.

Information Reporting and Backup Withholding.

In general, information reporting requirements may apply to dividends paid to a U.S. Holder and to the proceeds of the sale or other disposition of our shares of Common Stock and Warrants, unless the U.S. Holder is an exempt recipient. Backup withholding may apply to such payments if the U.S. Holder fails to provide a taxpayer identification number (or furnishes an incorrect taxpayer identification number) or a certification of exempt status, or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided the required information is timely furnished to the IRS. Taxpayers should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Tax Considerations Applicable to Non-U.S. Holders

Taxation of Distributions

In general, any distributions (including constructive distributions) we make to a non-U.S. Holder of shares on our Common Stock, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the non-U.S. Holder’s conduct of a trade or business within the United States, we will be required to withhold tax from the gross amount of the dividend at a rate of 30%, unless such non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, as applicable). In the case of any constructive dividend (as described below under “Non-U.S. Holders — Possible Constructive Distributions”), it is possible that this tax would be withheld from any amount owed to a non-U.S. Holder by the applicable withholding agent, including cash distributions on other property or sale proceeds from Warrants or other property subsequently paid or credited to such holder. Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the non-U.S. Holder’s adjusted tax basis in its shares of our Common Stock and, to the extent such distribution exceeds the non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of the Common Stock, which will be treated as described under “Non-U.S. Holders — Gain on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock and Warrants” below. In addition, if we determine that we are likely to be classified as a “United States real property holding corporation” (see the section entitled “Non-U.S. Holders — Gain on Sale, Exchange or Other Taxable Disposition of Common Stock and Warrants” below), we will withhold 15% of any distribution that exceeds our current and accumulated earnings and profits.

Dividends we pay to a non-U.S. Holder that are effectively connected with such non-U.S. Holder’s conduct of a trade or business within the United States (or if a tax treaty applies are attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. Holder) will generally not be subject to U.S. withholding tax, provided such non-U.S. Holder complies with certain certification and disclosure requirements (generally by providing an IRS Form W-8ECI). Instead, such dividends generally will be subject to U.S. federal income tax, net of certain deductions, at the same individual or corporate rates applicable to U.S. Holders. If the non-U.S. Holder is a corporation, dividends that are effectively connected income may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Exercise of a Warrant

The U.S. federal income tax treatment of a non-U.S. Holder’s exercise of a Warrant will generally correspond to the U.S. federal income tax treatment of the exercise of a Warrant by a U.S. Holder, as described under “U.S. Holders — Exercise of a Warrant” above, although to the extent a cashless exercise results in a taxable exchange, the tax consequences to the non-U.S. Holder would be the same as those described below in “Non-U.S. Holders — Gain on Sale, Exchange or Other Taxable Disposition of Common Stock and Warrants.”

Gain on Sale, Exchange or Other Taxable Disposition of Common Stock and Warrants

A non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized on a sale, taxable exchange or other taxable disposition of our Common Stock or Warrants or an expiration or redemption of our Warrants, unless:

•        the gain is effectively connected with the conduct of a trade or business by the non-U.S. Holder within the United States (and, if an applicable tax treaty so requires, is attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. Holder);

•        the non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•        we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. Holder held our Common Stock or Warrants and, in the case where shares of our Common Stock are regularly traded on an established securities market, (i) the non-U.S. Holder is disposing of our Common Stock and has owned, directly or constructively, more than 5% of our Common Stock at any time within the shorter of the five-year period preceding the disposition or such Non-U.S. Holder’s holding period for the shares of our Common Stock or (ii), in the case where our Warrants are regularly traded on an established securities market, the non-U.S. Holder is disposing of our Warrants and has owned, directly or constructively, more than 5% of our Warrants at any time within the within the shorter of the five-year period preceding the disposition or such Non-U.S. Holder’s holding period for the shares of our Warrants. There can be no assurance that our Common Stock will be treated as regularly traded or not regularly traded on an established securities market for this purpose.

Gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the non-U.S. Holder were a U.S. resident. Any gains described in the first bullet point above of a non-U.S. Holder that is a foreign corporation may also be subject to an additional “branch profits tax” at a 30% rate (or lower applicable treaty rate). Gain described in the second bullet point above will generally be subject to a flat 30% U.S. federal income tax. Non-U.S. Holders are urged to consult their tax advisors regarding possible eligibility for benefits under income tax treaties.

If the third bullet point above applies to a non-U.S. Holder and applicable exceptions are not available, gain recognized by such holder on the sale, exchange or other disposition of our Common Stock or Warrants, as applicable, will be subject to tax at generally applicable U.S. federal income tax rates. In addition, a buyer of our Common Stock or Warrants from such holder may be required to withhold U.S. income tax at a rate of 15% of the amount realized upon such disposition. We will be classified as a United States real property holding corporation if the fair market value of our “United States real property interests” equals or exceeds 50% of the sum of the fair market value of our worldwide real property interests plus our other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. We do not believe we currently are or will become a United States real property holding corporation, however there can be no assurance in this regard. Non-U.S. Holders are urged to consult their tax advisors regarding the application of these rules.

Possible Constructive Distributions

The terms of each Warrant provide for an adjustment to the number of shares of Common Stock for which the Warrant may be exercised or to the exercise price of the Warrant in certain events, as discussed in the section of this prospectus captioned “Description of our Securities — Warrants — Public Warrants.” An adjustment which has the effect of preventing dilution generally should not be a taxable event. Nevertheless, a non-U.S. Holder of Warrants would be treated as receiving a constructive distribution from us if, for example, the adjustment increases the holder’s proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of shares of Common Stock that would be obtained upon exercise or an adjustment to the exercise price of the Warrant) as a result of a distribution of cash to the holders of shares of our Class A Common Stock which is taxable to such holders as a distribution. A non-U.S. Holder would be subject to U.S. federal income tax withholding as described above under “Non-U.S. Holders — Taxation of Distributions” under that section in the same manner as if such non-U.S. Holder received a cash distribution from us on Common Stock equal to the fair market value of such increased interest.

Foreign Account Tax Compliance Act

Provisions of the Code and Treasury Regulations and administrative guidance promulgated thereunder commonly referred as the “Foreign Account Tax Compliance Act” (“FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends (including constructive dividends) in respect of our securities which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (1) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (2) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which our securities are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of our securities held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (1) certifies to us or the applicable withholding agent that such entity does not have any “substantial United States owners” or (2) provides certain information regarding the entity’s “substantial United States owners,” which will in turn be provided to the U.S. Department of Treasury. Withholding under FATCA was scheduled to apply to payments of gross proceeds from the sale or other disposition of property that produces U.S.-source interest or dividends, however, the IRS released proposed regulations that, if finalized in their proposed form, would eliminate the obligation to withhold on such gross proceeds. Although these proposed Treasury Regulations are not final, taxpayers generally may rely on them until final Treasury Regulations are issued. Prospective investors should consult their tax advisors regarding the possible implications of FATCA on their investment in our securities.

Information Reporting and Backup Withholding.

Information returns will be filed with the IRS in connection with payments of dividends and the proceeds from a sale or other disposition of our Common Stock and Warrants. A non-U.S. Holder may have to comply with certification procedures to establish that it is not a United States person in order to avoid information reporting and backup withholding requirements. The certification procedures required to claim a reduced rate of withholding under a treaty generally will satisfy the certification requirements necessary to avoid the backup withholding as well. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

PLAN OF DISTRIBUTION

We are registering the issuance by us of up to 8,566,666 shares of common stock, consisting of (i) up to 233,333 shares of common stock that are issuable upon the exercise of the Private Placement Warrants and (ii) up to 8,333,333 shares of common stock that are issuable upon the exercise of Public Warrants.

We are also registering the resale by the selling securityholders named in this prospectus, or their permitted transferees, from time to time of up to (i) an aggregate of 71,070,996 shares of common stock, consisting of up to (a) 1,726,243 PIPE Shares; (b) 1,006,826 Founder Shares; (c) 67,141,077 shares of common stock pursuant to that certain Registration Rights and Lock-Up Agreement, dated December 30, 2021, between us and the selling securityholders granting such holders registration rights with respect to such securities; (d) 233,333 shares of common stock issuable upon the exercise of the Private Placement Warrants; (e) 700,000 shares of common stock issued in a private placement to the Sponsor in connection with the initial public offering of Athena; and (f) 263,517 shares of common stock issued to the Sponsor and (ii) 233,333 whole Private Placement Warrants.

We are required to pay all fees and expenses incident to the registration of the securities to be offered and sold pursuant to this prospectus. The selling securityholders will bear all commissions and discounts, if any, attributable to their sale of securities.

We will not receive any of the proceeds from the sale of the securities by the selling securityholders. We will receive proceeds from Warrants exercised in the event that such Warrants are exercised for cash. The aggregate proceeds to the selling securityholders will be the purchase price of the securities less any discounts and commissions borne by the selling securityholders.

The shares of common stock beneficially owned by the selling securityholders covered by this prospectus may be offered and sold from time to time by the selling securityholders. The term “selling securityholders” includes donees, pledgees, transferees or other successors in interest selling securities received after the date of this prospectus from a selling securityholder as a gift, pledge, partnership distribution or other transfer. The selling securityholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The selling securityholders may sell their securities by one or more of, or a combination of, the following methods:

•        purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

•        ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•        block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•        an over-the-counter distribution in accordance with the rules of NYSE;

•        through trading plans entered into by a selling securityholder pursuant to Rule 10b5-1 under the Exchange Act, that are in place at the time of an offering pursuant to this prospectus and any applicable prospectus supplement hereto that provide for periodic sales of their securities on the basis of parameters described in such trading plans;

•        short sales;

•        distribution to employees, members, limited partners or stockholders of the selling securityholders; through the writing or settlement of options or other hedging transaction, whether through an options exchange or otherwise;

•        by pledge to secured debts and other obligations;

•        delayed delivery arrangements;

•        to or through underwriters or broker-dealers;

•        in “at the market” offerings, as defined in Rule 415 under the Securities Act, at negotiated prices, at prices prevailing at the time of sale or at prices related to such prevailing market prices, including sales made directly on a national securities exchange or sales made through a market maker other than on an exchange or other similar offerings through sales agents;

•        in privately negotiated transactions;

•        in options transactions;

•        through a combination of any of the above methods of sale; or

•        any other method permitted pursuant to applicable law.

In addition, any securities that qualify for sale pursuant to Rule 144 or another exemption from registration under the Securities Act may be sold under Rule 144 or such other exemption rather than pursuant to this prospectus.

In addition, a selling securityholder that is an entity may elect to make a pro rata in-kind distribution of securities to its members, partners or stockholders pursuant to the registration statement of which this prospectus is a part by delivering a prospectus with a plan of distribution. Such members, partners or stockholders would thereby receive freely tradeable securities pursuant to the distribution through a registration statement. To the extent a distributee is an affiliate of ours (or to the extent otherwise required by law), we may, at our option, file a prospectus supplement in order to permit the distributees to use the prospectus to resell the securities acquired in the distribution.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the securities or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the securities in the course of hedging the positions they assume with selling securityholders. The selling securityholders may also sell the securities short and redeliver the securities to close out such short positions. The selling securityholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling securityholders may also pledge securities to a broker-dealer or other financial institution, and, upon a default, such broker- dealer or other financial institution, may effect sales of the pledged securities pursuant to this prospectus (as supplemented or amended to reflect such transaction).

In effecting sales, broker-dealers or agents engaged by the selling securityholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling securityholders in amounts to be negotiated immediately prior to the sale.

In offering the securities covered by this prospectus, the selling securityholders and any broker-dealers who execute sales for the selling securityholders may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Any profits realized by the selling securityholders who are “underwriters” and the compensation of any broker-dealer who executes sales for them may be deemed to be underwriting discounts and commissions.

In order to comply with the securities laws of certain states, if applicable, the securities must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

We have advised the selling securityholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of securities in the market and to the activities of the selling securityholders and their affiliates. In addition, we will make copies of this prospectus available to the selling securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling securityholders may indemnify any broker-dealer that participates in transactions involving the sale of the securities against certain liabilities, including liabilities arising under the Securities Act.

At the time a particular offer of securities is made, if required, a prospectus supplement will be distributed that will set forth the number of securities being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

A holder of Warrants may exercise its Warrants in accordance with the Warrant Agreement on or before the expiration date set forth therein by surrendering, at the office of the Warrant Agent, Continental Stock Transfer & Trust Company, the certificate evidencing such Warrant, with the form of election to purchase set forth thereon, properly completed and duly executed, accompanied by full payment of the exercise price and any and all applicable taxes due in connection with the exercise of the Warrant, subject to any applicable provisions relating to cashless exercises in accordance with the Warrant Agreement.

We have agreed to indemnify the selling securityholders against certain liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the Warrants or shares offered by this prospectus.

We have agreed with the selling securityholders to keep the registration statement of which this prospectus constitutes a part effective until such time as (x) all of the securities covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement, (y) the selling securityholder holds less than 1% of the common shares outstanding and the registrable shares may be sold without restriction under Rule 144, or (z) such securities have been withdrawn or, in the case of shares issued pursuant to the Subscription Agreements (i) three years from the issuance of the subscribed shares, (ii) the date on which all of the subscribed shares have been sold or (iii) the date all registrable shares held by the PIPE Investors may be sold without restriction under Rule 144.

LEGAL MATTERS

The validity of any securities offered by this prospectus will be passed upon for us by Cooley LLP.

EXPERTS

The consolidated financial statements as of and for the year ended December 31, 2021 incorporated by reference in this Prospectus and in the Registration Statement have been so incorporated in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements as of December 31, 2022 and for the year ended December 31, 2022 incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2022 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company’s net losses as described in Note 1 to the consolidated financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read our SEC filings, including this prospectus, over the Internet at the SEC’s website at http://www.sec.gov.

Our website address is www.Heliogen.com. Through our website, we make available, free of charge, the documents that are electronically filed with, or furnished to, the SEC as soon as reasonably practicable after they are filed with, or furnished to, the SEC, including our Annual Reports on Form 10-K; our proxy statements for our annual and special stockholder meetings; our Quarterly Reports on Form 10-Q; our Current Reports on Form 8-K; Forms 3, 4, and 5 and Schedules 13D with respect to our securities filed on behalf of our directors and our executive officers; and amendments to those documents. The information contained on, or that may be accessed through, our website is not a part of, and is not incorporated into, this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and information we file later with the SEC will automatically update and supersede this information. Any statement contained in this prospectus or a previously filed document incorporated by reference will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or a subsequently filed document incorporated by reference modifies or replaces that statement. The documents we are incorporating by reference as of their respective dates of filing are:

•        our Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on March 29, 2023;

•        our Current Reports on Form 8-K filed with the SEC on February 6, 2023 and March 6, 2023; and

•        the description of our common stock and warrants contained in our Registration Statement on Form 8-A, filed with the SEC on March 12, 2021, as updated by Exhibit 4.4 to our Annual Report on Form 10-K for the year ended December 31, 2021 filed with the SEC on March 31, 2022, together with any amendment or report filed with the SEC for the purpose of updating such description.

Notwithstanding the foregoing, information furnished under Items 2.02 and 7.01 of any Current Report on Form 8-K, including the related exhibits under Item 9.01, is not incorporated by reference in this prospectus or any prospectus supplement.

All documents we subsequently file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of this offering, including all such documents we may file after the date of the initial registration statement of which this prospectus forms a part and prior to the effectiveness of the registration statement, but excluding any information furnished to, rather than filed with, the SEC, will also be incorporated by reference into this prospectus and deemed to be part of this prospectus from the date of the filing of such reports and documents.

You may obtain any of the documents incorporated by reference in this prospectus from the SEC through the SEC’s website at the address provided above. You also may request a copy of any document incorporated by reference in this prospectus (excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference in this document), at no cost, by writing or telephoning us at the following address and phone number:

Heliogen, Inc.
130 West Union Street
Pasadena, California 91103
(626) 720-4530